June 25, 2009
By UPS overnight delivery
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Mr. H. Roger Schwall, Assistant Director
Re:	Delta Petroleum Corporation
Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 2, 2009
Schedule 14A Filed April 21, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 5, 2009
File No. 000-16203
Dear Mr. Schwall:
We are in receipt of your comment letter dated May 29, 2009 with regard to the above-referenced filings.
Following you will find our detailed responses to each of your comments and the requested acknowledgement of responsibility. Where necessary we have included additional information as exhibits, as referenced in each of our responses. Under separate cover we have sent to Mr. Winfrey the supplemental engineering information that you have requested be sent directly to his attention.
RESPONSES TO SEC COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2008
SEC Comment:
Major Customers, page 7
1.	We note your statement that “[d]uring the year ended December 31, 2008, we had two companies that individually accounted for 31% and 25% of our total oil and gas sales.” Please identify the companies by name. Indicate whether these sales are pursuant to long-term contracts and, if so, file these as exhibits.
Registrant’s Response:
We note your comment and have reviewed Item 101(c)(vii) of Regulation S-K and FRC Section 503.02. Regulation S-K Item 101(c)(vii) requires disclosure of the name of the customer when revenues are 10 percent or more of consolidated revenues AND the loss of such customer would have a material adverse

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

effect on the registrant. We did not disclose the names of our major customers because we do not believe the loss of any such customer would have a material adverse effect on Delta. This is consistent with our existing disclosure in the referenced paragraph on page 7 in which we state that “we do not believe the loss of any one or several customers would have a material adverse effect on our business...” This disclosure is based on our actual historical experience. We refer the Commission to the last paragraph of Note 19 to our financial statements, on pg. F-43 of our Form 10-K, and note that only one major customer from 2006 remained a major customer in 2007 or 2008. Additionally, we refer the Commission to our response in comment #1 of our correspondence dated December 14, 2007 addressing a similar comment to our 2006 Form 10-K and note that our 2008 disclosures in Note 19 to our financial statements were enhanced to provide the reader with the ability to compare major customers between years by identifying them generically as “customers A, B, C, etc.”
In conclusion, we believe our current disclosures are in compliance with applicable regulations and respectfully propose no change to our previous filing in this regard. However, if the staff believes the names of our major customers are required to be disclosed, we would propose to do so in future filings.
SEC Comment:
Major Customers, page 7
2.	We note your statement that “[d]uring 2008, DHS had one major customer other than Delta.” Please identify that customer by name and disclose the percentage of Delta’s revenue attributable to this customer.
Registrant’s Response:
The percentage of Delta’s revenue attributable to this customer is approximately 3.4% and as such, while the customer referred to is a major customer of our subsidiary DHS, it is not a major customer of Delta (based on consolidated revenues). As such, we do not believe the requirements of Regulation S-K Item 101(c)(vii) for name disclosure are met. We included the disclosure because of the additional information in the following sentence included in the Form 10-K: “Our [Delta’s] projected reduction in drilling activities and the loss of other customers will have a material adverse effect on DHS if there is a sustained period of lower prices of natural gas and oil as discussed above.”
We acknowledge that the use of the term “major customer” in the context used could be confusing in that it could cause a reader to infer that such customer accounted for at least $27.1 million (10% of consolidated revenues) in 2008 revenues, when in fact it did not and was much less. However, given our subsequent disclosures on Form 10-Q indicated that all but 1 DHS rig had been stacked which is consistent with the cautionary language of the Form 10-K, we believe that our current disclosures taken as a whole are not misleading. We respectfully propose that in future filings, for clarification purposes, we would not use the term “major customer” when referring to a subsidiary’s customers unless such customer was in fact a major customer of Delta based on consolidated revenues.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

SEC Comment:
Controls and Procedures, page 57
3.	We note you concluded your controls and procedures were effective “in ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission.” Please note that Item 307 of Regulation S-K requires you to assess the effectiveness of disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). Please modify your disclosure to remove any language that may imply a qualification or limitation on your effectiveness conclusion, or modify your conclusion accordingly (i.e. to conclude that your disclosure controls and procedures were not effective). In your response to this comment, please provide us with a sample of your proposed modified disclosure.
Registrant’s Response:
We note your comment and have reviewed the referenced rules and regulations, and the corresponding disclosure of a number of other registrants. After such review, we believe that it is our use of the word “material” in the referenced sentence that the staff most likely believes may “imply a qualification or limitation on” our effectiveness conclusion. For clarification to the Commission, we inform you that we did not intend to, in fact or by implication, limit or qualify our effectiveness conclusion.
We believe that required disclosures that are either material or immaterial in their size would be material from a qualitative standpoint which is why rules exist requiring their disclosure. In other words, by nature of the fact that such disclosures are required, they are material and as such, while we agree with you technically that our use of the word “material” was not necessary, we believe that neither is it in fact misleading or limiting. After thoughtful consideration, we respectfully propose to remove the word “material” in this context from our future filings.
SEC Comment:
Management’s Report on Internal Controls Over Financial Reporting, page 58
4.	We note you have concluded your internal control over financial reporting was effective for providing reasonable assurance regarding “the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. [GAAP].” Please note that your conclusion is required to address the effectiveness of your internal control over financial reporting, within your identified framework. Please modify your disclosure to remove any language that may imply a qualification or limitation on your effectiveness conclusion, or modify your conclusion accordingly (i.e. to conclude that your internal controls over financial reporting not effective). In your response to this comment, please provide us with a sample of your proposed modified disclosure.
Registrant’s Response:
We note your comment and have reviewed the relevant rules and regulations, and the corresponding disclosure of a number of other registrants. After such review, we believe that our reference to the definition of internal control over financial reporting in our effectiveness conclusion, directly following

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

our reference to the term internal control over financial reporting itself is the part of our disclosure that you believe may “imply a qualification or limitation on” our effectiveness conclusion.
We note the first paragraph of our report on internal control over financial reporting defines, in accordance with the applicable rules, internal control over financial reporting as “a process....to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.” Our conclusion states that “our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.”
Respectfully, we do not believe our conclusion implies any type of limitation — we say that “our internal control over financial reporting was effective” and we go on to redundantly define again what internal control over financial reporting is. Since we do not believe any qualification or limitation on our conclusion of effectiveness was made or implied, we respectively propose to modify our disclosure in future filings to simply state in our conclusion that “our internal control over financial reporting was effective” and eliminate the redundant repetition of the definition of internal control over financial reporting.
SEC Comment:
Changes in Internal Control, page 58
5.	Please modify your disclosure to address your last fiscal quarter (i.e. the quarter ended December 31, 2008) instead of the period “subsequent to the date of the most recent evaluation of [your] disclosure controls and procedures.” Please also modify your disclosure to remove references to “significant” changes in your internal controls or changes that “significantly affect internal controls.” Please note that the significance of a change is not contemplated as a factor in satisfying the disclosure requirements of Item 308(c) of Regulation S-K.
Registrant’s Response:
We note your comment and have reviewed the requirements of Item 308(c) of Regulation S-K. We acknowledge that we should have referred to our fourth quarter of 2008 instead of subsequent to the date of the most recent evaluation. We further acknowledge that we have used the term “significant” when we should have used the word “material” and that we attached the qualifier term to “changes in internal controls” when we should have attached the term to “internal control over financial reporting.” Having said that, we do not believe our disclosures are misleading to users of the financial statements and we accordingly and respectfully propose to modify our disclosure in future filings. Taken in consideration with our disclosures as a whole, including management’s conclusions relating to internal control over financial reporting as of December 31, 2008 and our independent auditors conclusions also as of December 31, 2008, its clear that no changes occurred during the fourth quarter of 2008 that materially affected internal control over financial reporting. Additionally, we have since stated in Item 4 of our Form 10-Q filed May 5, 2009 that there were “no changes in internal control over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting” and that disclosure covers changes that could have an impact in the future (indicating that there were none).

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

In summary, we respectfully propose to conform our future 10-K annual disclosure language to that of our already filed Q1 2009 Form 10-Q as follows: “There were no changes in Delta’s internal control over financial reporting during the fourth quarter of 20xx that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”
SEC Comment:
Consolidated Statements of Operations, page F-4
6.	We note your report unrealized gains/losses of your derivative instruments separate from your realized gains/losses. Please tell us how you have concluded this policy does not result in a form of synthetic accounting, whereby unrealized results of non-hedging derivative activities are reported differently from realized results. Please refer to Section IV “Classification of Derivative Gains and Losses in the Income Statement” of the highlights of the SEC Regulations Committee meeting on September 16, 2003, a copy of which can be found at the following internet address:

http://www.thecaq.org/resources/secregs/pdfs/highlights/2003_0916_highlights.pdf
Registrant’s Response:
We note your comment and have reviewed the referenced highlights of the SEC Regulations Committee. After reviewing the highlights, we believe that the primary difference between our reporting classifications and the apparent reporting classifications of the registrant referred to in the highlights is that the unnamed registrant was apparently reclassifying realized gains/losses to an entirely different section of the income statement — revenues or expenses. Both our realized and unrealized gains and losses are reported in the “other income” section of our financial statements, right next to one another with the simple intention of making the financial statements easier to follow — neither oil and gas sales or total revenues or total operating expenses are impacted by our presentation. Thus, we do not believe our reporting “essentially presents hedge accounting-like results for some captions, without....necessarily applying the rigors of hedge accounting.” Hedge accounting-like results would include both the realized/settled and the ineffective components of derivative contract valuation changes in the income statement in the caption it relates to (oil and gas revenue for instance, if an oil and gas commodity price hedge) and this is not the presentation we have in our financial statements. Rather, we have no components of derivative contract valuation changes included with oil and gas revenue.
In addition, we note that, as acknowledged in the referenced SEC Regulations Committee highlights, SFAS No. 133 Implementation Issue No. K4 “Miscellaneous: Income Statement Classification of Hedge Ineffectiveness and the Component of a Derivative’s Gain or Loss Excluded from the Assessment of Hedge Effectiveness” responds to a question regarding income statement classification by simply confirming that “SFAS 133 does not provide guidance on the required income statement classification of the amount of hedge ineffectiveness.”
In conclusion, we do not believe that our break out within the other income section of our financial statements between realized and unrealized gains and losses results in the appearance of hedge like accounting treatment without the application of the required rigors to achieve hedge accounting and we further believe that our income statement presentation complies with the requirements of the applicable

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

generally accepted accounting principles and that our disclosures adequately and fully describe our derivative activities and their impact on the financial statements. Accordingly, we respectfully propose no changes to our previous filing in this regard.
SEC Comment:
Note 9 — Employee Benefits, page F-28
7.	Please expand your disclosure to include the amount of expense recognized in relation to your 401(k) plan for each financial statement period presented. Please also disclose whether the amounts are inclusive or exclusive of the expenses disclosed in relation to your profit sharing plan. Refer to paragraph 11 of FAS 132R.
Registrant’s Response:
We note your comment and have reviewed paragraph 11 of SFAS 132R. The expense recognized in relation to our 401(k) plan was $513,000, $375,000 and $314,000 in 2008, 2007 and 2006, respectively. These amounts are exclusive of the amounts already disclosed related to our profit sharing plan. We previously concluded such amounts to be immaterial and that disclosure in the footnotes was not warranted. We respectfully propose no change to the previous filing, but propose to include such disclosure in our future filings.
SEC Comment:
Note 19 — Disclosures about Capitalized Costs, Costs Incurred and Major Customers, page F-42
8.	We note that at December 31, 2008 your balance of exploratory well costs capitalized for one year or less of $13,812 exceeds the amount of additions to capitalized exploratory well costs pending the determination of proved reserves in 2008 of $12,397. We also note that the exploratory well costs capitalized for one year or less at December 31, 2007 of $35,649 exceeds the amount capitalized during 2007 of $30,797. Please expand your disclosure to discuss why or how the costs capitalized for one year or less at year-end can exceed the costs capitalized within that year. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.
Registrant’s Response:
We note your comment and have reviewed our disclosures in conjunction with a reconsideration of FSP FAS 19-1 which required these disclosures. We refer you to paragraph 10(b) of FSP FAS 19-1 which indicates that a disclosure is required for “the amount of exploratory well costs that have been capitalized for a period of greater than one year after the completion of drilling at the most recent balance sheet date”. As the period for disclosure of the aging of exploratory projects is not based on the calendar year, but on time “after the completion of drilling,” the time periods covered by the two portions of the disclosure are not the same, and therefore the amounts may be different.
During 2007, we capitalized $30.8 million of exploratory well costs pending the determination of proved reserves. As of December 31, 2007, we had $35.6 million of such costs capitalized for one year or less since the completion of drilling, because in each case, costs were incurred prior to 2007 and the completion of drilling either occurred in 2007 or had not occurred as of December 31, 2007, with the

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

same being true for 2008 as well. Following the guidance under FSP FAS 19-1 for disclosure of the aging of exploratory well costs after completion of drilling, we have reviewed our previous disclosures and found them to be in compliance.
We respectfully propose no changes to our previous filing, but propose to change the caption to “Exploratory well costs capitalized for one year or less after completion of drilling” to eliminate any potential confusion and to be consistent with our already captioned disclosure for the greater than one year amounts which currently reads “Exploratory well costs capitalized for greater than one year after the completion of drilling.”
SEC Comment:
Note 20 — Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
9.	We note that your tabular disclosure of the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities for December 31, 2008 excludes future costs for income tax expenses. Please expand your disclosure to address the reasons and assumptions underlying your conclusion. In your response to this comment, please provide us with a sample of your expanded disclosure.
Registrant’s Response:
We note your comment and propose to include the following disclosure in our future filings: “No income tax provision is included in the standardized measure calculation shown above as the Company does not project to be taxable or pay cash income taxes based on its available tax assets and additional tax assets generated in the development of its reserves because the tax basis of its oil and properties and NOL carryforwards exceeds the amount of discounted future net earnings.” We respectfully propose no changes to our previous filing, but propose to include the above disclosure in future filings.
Schedule 14A Filed April 21, 2009
SEC Comment:
Proposal 1 — Election of directors, page 2
10.	In Mr. Taylor’s biographical sketch, we note the statement that he “has been an executive of Tracinda Corporation since February 2007.” Please state his title(s) with Tracinda Corporation and the period(s) during which he has held the title(s).
Registrant’s Response:
We have been informed by Mr. Taylor that the term “executive” is intended to be descriptive of his duties at Tracinda and that his employment position does not carry a formal title. We further are informed that his primary duties in the course of his employment are to assist Mr. Kerkorian in the management of Tracinda’s investments and that he does not perform any policy making or similar functions. Mr. Taylor has also informed us that he was initially employed by Tracinda from May 1991 to July 1997, and that he has been employed in his current position from February, 2006 to the present. He has further informed us that during the interim period he was employed by Metro-Goldwyn-Mayer, Inc., a then public corporation (“MGM”), first as CFO and then later as CEO from August 1997 to April,

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

2005 at which time MGM was sold, and that he continued to serve as CEO of MGM until January 2006 at the request of the buying group.
SEC Comment:
Board Membership and Director Independence, page 6
11.	We note your disclosure about the Board’s determinations regarding director independence. Please indicate whether, in making these determinations, the Board considered the relationships between the company and Tracinda Corporation, including the relationships disclosed under the heading “Transactions with Related Persons” on page 8, since Messrs, Murren, Taylor and Mandekic appear to be executives of Tracinda Corporation or companies controlled by Tracinda Corporation.
Registrant’s Response:
Please be informed that in making its determinations regarding director independence our Board considered the relationships between the Company and Tracinda Corporation, including the relationships disclosed under the heading “Transactions with Related Persons,” on page 8 of our proxy statement. The Board was informed by Tracinda that neither Mr. Taylor nor Mr. Mandekic serves as an executive officer of Tracinda and neither performs any policy making or similar functions for Tracinda. The Board considered Mr. Murren’s service as the Chief Executive Officer of MGM Mirage and the relationship between MGM Mirage and Tracinda, but came to the conclusion that he qualifies as an independent director. Subsequent to our 2009 annual meeting, the Board appointed Mr. Mandekic to our audit committee. While the Board has been informed that Mr. Mandekic’s positions at Tracinda are purely ministerial, the Board is currently reevaluating whether Mr. Mandekic meets the criteria for being eligible to serve on the audit committee because of his roles as Tracinda’s Secretary and Treasurer.
SEC Comment:
Plan Information, page 13
12.	We note your statement that “[w]e maintain the following equity-based compensation plans: 1993 Incentive Plan, as amended, 2001 Incentive Plan, 2002 Incentive Plan, 2004 Incentive Plan, as amended, 2006 New-Hire Equity Incentive Plan and 2007 Performance and Equity Incentive Plan. Our stockholders have approved each of these plans.” However, in the column of the table entitled “Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)),” you indicate that 379,782 securities remain available under an equity compensation plan that has not been approved by security holders. Please identify this plan and disclose when it was adopted.
Registrant’s Response:
The 379,782 shares referenced in the noted table were available under the Delta Petroleum Corporation 2008 New-Hire Equity Incentive Plan that was adopted by the Board of Directors on June 16, 2008. The 2008 New-Hire Plan was inadvertently excluded from our list of incentive plans set forth on page 13, together with a note that the stockholders have not approved the 2008 New-Hire Plan. We respectfully propose no change to the previous filing, but propose to include such disclosure in our future filings.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

SEC Comment:
Compensation Discussion and Analysis
13.	We note that you have identified four named executive officers, whom you describe on page 18 as “our principal executive officer, principal financial officer, and each of our two other most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2008.” Please advise us as to why you have included only two other most highly compensated executive officers instead of three. If it is because you only have four executive officers, please confirm that.
Registrant’s Response:
We note your comment and we confirm that we only had four executive officers at the end of fiscal year 2008.
SEC Comment:
Annual Incentive Compensation, page 15
14.	We note your disclosure regarding the performance-based annual incentive plan that you refer to as the Capital Management System (“CMS”). You state that “The compensation committee has established one or more goals and minimum performance thresholds under the CMS. When the specific goals in the CMS were achieved, there was a substantial benefit to our stockholders and our employees, including the named executive officers.” However, although you discuss the nature of goals, you do not disclose the specific performance targets, and it is unclear whether some of the goals are quantitative / objective or qualitative / subjective. Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K, as well as Compliance and Disclosure Interpretation Question 118.04(1). To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

[1]	Available on the SEC’s website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Registrant’s Response:
The staff is supplementally informed as follows:
At the beginning of 2008, the Compensation Committee established two performance goals and the minimum performance threshold for the annual incentive plan. If the relevant threshold was not achieved, no payments were required to be made. The performance goals for 2008 were as follows:

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

Goal 1
Maximize the Net Present Value, NPV10%, of the beginning year Proved Reserve base of the oil and gas properties. This was measured with the underlying oil and gas prices being neutral to the evaluation. Therefore, changing oil and gas prices and the forecast of oil and gas prices did not help or hinder the results.
A.	Increase base property Proved Developed Producing (PDP) production above the forecast.

B.	Reduce operating costs below the forecast

C.	Improve the oil and gas marketing which results in greater net-backs.

D.	Drill and complete Proved Non Producing (PNP) and Proved Undeveloped (PUD) wells earlier, cheaper or add additional reserves than that which is in the reserve report.

E.	Add Proved Non-Producing (PNP) and Proved Undeveloped (PUD) reserves to the reserve base.
All changes in the reserve report, e.g., reserve revisions, production forecast revisions, lease operating expense revisions, maintenance revisions, abandonment revisions, project timing revisions, capital revisions, and property sales affected the value of the reserve base.
Goal 2
Add new Proved Producing (PDP) Reserves and value through the drilling of non-proved properties and the acquisition of Proved Reserves.
a.	Achieve a NPV10% or greater on the drilling program for Proved Reserve Add projects. The cost includes drilling, land, geophysical, lease rentals, and the G&A proportional to this drilling.

b.	Achieve a NPV10% or greater on Proved Reserve property acquisitions. The cost includes any acquisition cost and the G&A proportional to the relevant acquisition.
As disclosed in the proxy materials, the achieved score for 2008 was 25% as to Goal 1 and 0% as to Goal 2. Combining the two, 25% of the incentive plan target was attained. All employee bonuses were determined using solely objective criteria and no discretionary bonuses were paid under the plan.
For the benefit of the staff’s review, we will supplementally provide the CMS plan. In considering the staff’s comment, we believe that the information set forth on page 3 of the CMS plan with respect to Performance Targets is worth of consideration for inclusion. If the staff believes such additional disclosure to be beneficial, we would propose to provide that information in future filings.
We believe that the disclosures contained in our proxy materials are adequate and that further detail would not be meaningful to stockholders.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

SEC Comment:
Annual Incentive Compensation, page 15
15.	Please disclose whether annual incentive plan goals have been put in place for 2009, and if so, what they are.
Registrant’s Response:
The staff is supplementally informed that the Compensation Committee has established the same goals for 2009 as were in place for 2008. We have not included such disclosure in our filings as we do not believe it is necessary for an understanding of any aspect of our 2008 compensation.
SEC Comment:
Accounting and Tax Considerations, page 17
16.	We note your statement that“[i]f an executive officer is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture.” In view of this statement, please explain to us why you have not included the Nonqualified Deferred Compensation table required by Item 402(i) of Regulation S-K.
Registrant’s Response:
Please be informed that the Nonqualified Deferred Compensation table required by Item 402(i) of Regulation S-K is not provided because we do not currently have any deferred compensation and there are no deferred compensation benefits to report.
Form 10-Q for the Quarterly Period Ended March 31, 2009
SEC Comment:
Impairment of Long-Lived Assets, page 8
17.	We note the following disclosure in your annual report:
“With the further decline in commodity pricing since year end, the proved undeveloped reserves attributable to our Piceance Basin properties are uneconomic using the spot natural gas price as of February 28, 2009. The Piceance Basin properties contain nearly all of our proved undeveloped reserves.”
Since it does not appear that spot prices in this region have substantially changed between February 28, 2009 and your quarter ended March 31, 2009, please tell us whether the above- referenced statement was also true as of March 31, 2009. If so, please tell us whether you assessed the assets and capitalized costs related to these proved undeveloped reserves for impairment. If that is the case, please tell us the results of your assessment, as well as the underlying assumptions and considerations used. Refer to paragraph 28 of FAS 19.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

Registrant’s Response:
We note your comment and confirm that the referenced statement from our annual report on Form 10-K was also true as of March 31, 2009 and we did in fact assess our Piceance Basin properties related to these PUD reserves for impairment as of March 31, 2009. As a result of our impairment assessment we concluded that no impairment had occurred. Our primary assumption underlying the analysis was the futures strip price for natural gas and oil used in determining the estimated undiscounted future cash flows (step 1 of the impairment analysis). The strip commodity prices used were market based (i.e., not “management strips”), adjusted for appropriate basis differentials and contractual marketing deductions. The other assumptions used in the impairment analysis were the same as are used for SEC proved reserve determinations (i.e., same drilling and operating cost assumptions). With Rocky Mountain strip prices returning to more economic prices later in 2009, undiscounted future cash flows exceeded net book value by a wide margin and no impairment of capitalized costs was indicated.
SEC Comment:
Liquidity and Capital Resources, page 32
18.	Given first quarter loss, the current status of your Credit Facility and the ratings of Moody’s and S&P, tell us why you believe that you “will have access to adequate capital.” We note, from your Form 10-K that you plan to spend $52 million on your drilling program and that you have contractual obligations of $411 million for 2009. As part of your response, tell us how you anticipate funding these expenditures.
Registrant’s Response:
We note your comment requesting why we believe we “will have access to adequate capital.” Respectfully, we refer you to our disclosure in its entirety which reads as follows: “Although we believe that through cash on hand, cash flows from operations, and assuming the success of our capital raising efforts as discussed above [emphasis added] we will have access to adequate capital to meet our obligations as they come due and fund our limited development plan for the next 12 months, we continue to examine additional sources of long-term capital, including a restructured debt facility, the issuance of debt instruments, the sale of preferred and common stock, the sales of non-strategic assets, and joint venture financing. Availability of these sources of capital and, therefore, our ability to execute our operating strategy and meet our near term liquidity challenges, will depend upon a number of factors, many of which are beyond our control.”
The sentence fragment that we believe we “will have access to adequate capital” was robustly accompanied by additional disclosures, assumptions, and limitations relating to the statement. Regardless of the appropriate cautionary language provided, within 10 days of making that statement in our filing we successfully completed an underwritten common stock offering which generated over $247 million in net proceeds to the Company. In addition, we received within 20 days over $60.0 million in proceeds from litigation awarded in our favor. As a result of these efforts, of the $411 million in 2009 contractual obligations that you quote from our Form 10-K, the $294.5 million then outstanding on our credit facility (now significantly reduced from that amount) and shown as due in 2009 is not due until January 2011 as we are no longer in default. Further, the $99.6 million installment payable listed in the table of contractual obligations is secured by restricted cash deposits as noted in footnote 2 to that table. In light of these items, the remaining proceeds from the equity offering and the litigation settlement are

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

adequate to fund the remaining portion of our 2009 drilling budget and to meet our other obligations as they come due.
Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008
SEC Comment:
Risk Factors, page 10, Information concerning our reserves is uncertain, page 13
19.	We note your statement, “With the further decline in commodity pricing since year end, the proved undeveloped reserves attributable to our Piceance Basin properties are uneconomic using the spot natural gas price as of February 28, 2009. The Piceance Basin properties contain nearly all of our proved undeveloped reserves. Further development of these properties depends on higher commodity prices in the future, reductions in future drilling costs, or a combination of both.” Your March 2, 2009 press release indicates that your year-end 2008 standardized measure for proved undeveloped reserves is negative, implying an internal rate of return under 10%. With a view toward possible disclosure, please explain to us the minimum required price(s) and cost reductions for you to develop these properties. Address your minimum corporate internal rate of return criterion for development drilling. If you have assumed year-end costs materially lower than average historical values, please document such reductions.
Registrant’s Response:
We note your comment and confirm our PUD internal rate of return was under 10% using the required period end flat commodity prices. The higher commodity prices referred to at the time of our disclosure were based on projected futures prices in the late third quarter or in the fourth quarter of 2009. Increases in forward strip prices currently continue to support that same expectation. The drilling cost reductions referred to at the time of our disclosure were not specifically known. Rather the comment was intended as a general acknowledgment that after price, a primary driver of the economics of development is the drilling cost. Based on lower natural gas and oil pricing at year end, we expected and continue to expect development costs will come down by as much as 25% or more as suppliers to the industry lower their costs to encourage the economic development of the field. We do not use an explicitly stated minimum corporate internal rate of return as a sole criterion for development drilling. Rather such a decision is influenced by a number of factors including, but not limited to, strategic direction and opportunities, the portfolio of available development projects, and expectations about future commodity prices. We did not assume year-end development costs materially lower than average historical values. Rather, our development cost assumptions in the year end 2008 reserve report closely matched our actual costs from our most recent drilling activities.
SEC Comment:
Properties, page 23, Production Volumes, Unit Prices and Costs, page 29
20.	We note you have disclosed only unit lease operating costs which do not include severance taxes or transportation costs. Please include disclosure of your incurred unit severance taxes. Tell us how oil and gas transportation costs are incorporated in your historical and projected — in your standardized measure — production costs and/or period end product prices. We

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

continue to believe transportation costs should be reflected in either the prices you are paid or the costs you incur.
Registrant’s Response:
We note your comment. While we concur that the table you have referred to includes only unit lease operating costs, we refer the Commission to our MD&A disclosures on page 41 where we disclose both our unit transportation costs and production tax costs. We concur with your comment that such costs should be reflected in the financial statements and the oil and gas reserves and confirm that such information is incorporated in our historical production costs in our statements of operations in the similarly captioned financial statement line items. Such costs are also incorporated into our standardized measure projections to appropriately reflect all of our costs of operations.
SEC Comment:
Notes, page F-7, Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-43
21.	We note your statement, “The Company’s reserves have been calculated assuming an aggregate cost to develop the reserves over a 10 year period of approximately $1.3 billion.” With a view toward possible disclosure, please explain the circumstances that require your delaying the monetization of these proved undeveloped reserves. Include your drilling schedule for these PUD locations that are later in your schedule. Explain how you have addressed prior depletion in those PUD locations that are later in your schedule.
Registrant’s Response:
We note your comment. We have supplementally provided to Mr. Winfrey in connection with our response to engineering comment #22 Exhibit A which shows for our SEC reserves our projected capital expenditures by year and Exhibit B which shows our Piceance Basin drilling schedule by year. Over 63% of the capital is forecast within 5 years and 97% is forecast within 8 years. Such a time frame is consistent with the “resource play” nature of our Piceance Basin properties and, we believe, consistent with other operators in the Piceance. During 2008, we had up to 4 operated rigs and 3 non-operated rigs active in the Piceance Basin, with plans to increase to 8 operated rigs during 2010. We plan to then maintain such a level of activity until our acreage position is fully developed. Over the next 12 years, we plan to drill 2,019 Piceance locations, which exceeds our currently booked PUD locations as we will drill both currently booked PUDs and unbooked probables. During 2006, 2007, and 2008 we drilled 30, 83 and 105 gross Piceance Basin wells, respectively. During 2009, 2010, 2011, 2012, and 2013, we have scheduled 12, 56, 98, 109, and 108 operated PUD wells, respectively, with 207 locations in 2014-2017. Please keep in mind that in addition to the PUD locations to be drilled, we will also be drilling unbooked probable locations in this time period as well. As of December 31, 2008, we had 592 operated PUD locations.
To date, Delta has commenced development of only a small portion (14%) of its 20-acre Piceance locations. In this small portion of the field, Delta has also incorporated micro seismic technology to specifically identify undrained infill locations rather than blanket book all available increased density locations. Accordingly, EUR per each wellbore is held constant as drainage interference is not expected. Utilizing this methodology, the de facto de-ration of the 10-acre density reserves is on the order of 48% as opposed to basin-wide average of 75% (65%-85%). The de-ration is accomplished through limiting the number of high-graded infill wells allowed. This is representative in how this portion of the field will be developed.
SEC Comment:
Notes, page F-7, Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
22.	We note your proved reserve disclosure. Please submit to us the petroleum engineering reports — in hard copy and electronic spreadsheet format — you used as the basis for your 2007 and 2008 proved reserve disclosures. Please ensure that this material includes:

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

•	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties

•	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

•	Individual income forecasts for the three largest Rocky Mountain properties (equivalent reserve basis) in the proved developed and proved undeveloped categories with AFEs typical to each PUD area;

•	Engineering exhibits (i.e. narratives, maps, rate/time plots, volumetric calculations, material balance data, analogy well performance) for each of these six largest properties. Please ensure that base maps for each property’s field identify location, zone, producing status and operator for existing well and PUD locations.
Please direct these engineering items to Ronald M. Winfrey
We direct you to the provisions of Rule 12b-4 under the Exchange Act.
Registrant’s Response:
We have noted your requests and have provided such information under separate cover, dated June 25, 2009, directly to Mr. Ron Winfrey, as requested, as supplemental information.
SEC Comment:
Notes, page F-7, Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
23.	FAS 69, paragraph 11 requires “appropriate explanation of significant changes” to disclosed proved reserves. Please expand your disclosure to explain each of the changes due to revisions, drilling and acquisitions in 2008 and any other significant changes in 2007 and 2006. Address the effect of spacing reduction on revisions and include discussion of the 2007 proved reserve estimates that were revised.
Registrant’s Response:
We note your comment and have reviewed the referenced authoritative literature. We respectfully propose to add the following disclosure to our future filing, directly below the three year table of changes to proved reserves: “During 2007, extensions and discoveries were primarily the result of the development drilling program in the Vega Area. Sales of properties in 2007 were comprised of sales of non-core assets through several separate transactions in Kansas, Australia, New Mexico and East Texas. During 2008, revisions to quantity estimates were primarily the result of additional reserves from additional PUD locations in the Vega Area added as a result of 10-acre spacing. Extensions and discoveries in 2008 were primarily the result of the development drilling program in the Vega Area. Proved reserve additions from the purchase of properties in 2008 was the result of a transaction with EnCana Oil and Gas (USA) Inc. in which the Company acquired an additional 17,300 net acres in the

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

Vega Area, including incremental interests in existing PDP and PUD wells and new interests in Buzzard Creek PDP wells and related PUD wells.” We would add to this disclosure appropriate explanation of significant changes to proved reserves during 2009 as well.
We believe that our existing disclosures, when taken as a whole, adequately inform the reader of the reasons for significant changes in each category of year to year reserve changes, as shown above specifically for 2008 and similarly addressed throughout our 2008 Annual Report on Form 10-K for 2007 and 2006. We refer you to the summary below of various disclosures in our current filing.
With respect to changes in 2008 due to drilling (extensions and discoveries), we refer you to the following disclosures:
•	Pg. 3 — “in 2007 and 2008 we achieved significant reserve and production increases as a result of our drilling program”

•	Pg. 4 — “We anticipate that the majority of our future reserve and production growth will come through execution of our development drilling program. Our Piceance Basin development drilling inventory generally consists of locations in fields that demonstrate low variance in well performance, which leads to predictable and repeatable field development.”

•	Pg. 23 — “During fiscal 2008 we increased proved reserves in the Vega Area over 295% to 719.9 Bcfe. During 2008 production increased from approximately 25 Mmcf/d at the beginning of the year to approximately 48 Mmcf/d at the end of 2008........We ended 2008 with 155 wells producing.......we have decreased our drilling program from four rigs to one rig at year end 2008........”

•	Pg. 30 — Table showing 141 developmental gas wells and 7 developmental oil wells
With respect to changes in 2008 due to acquisitions, we refer you to the following disclosures:
•	Pg. 23 — “In 2008 we acquired an additional 17,300 net acres, which increased our position to approximately 22,150 net acres”

•	Pg. 47 — “On February 28, 2008, we closed a $410.1 million transaction with EnCana Oil and Gas (USA) Inc. to jointly develop a portion of EnCana’s leasehold interests in the Vega Area of the Piceance Basin.” (similarly repeated on F-17)
With respect to changes in 2008 due to revisions, we refer you to the following disclosures:
•	Pg. 23 — In 2008 we acquired an additional 17,300 net acres, which increased our position to approximately 22,150 net acres, which has over 2,000 net drilling locations on 10-acre spacing.”
Accordingly, we would respectfully propose no changes to our previous filing, but we do acknowledge that a centralized summarization explaining significant reserve changes within our footnote disclosures of oil and gas activities would be more responsive to the guidance and helpful to a reader of our 10-K.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

SEC Comment:
Notes, page F-7, Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
24.	We note your statement, “Future net cash flows presented below are computed using year end prices and costs are net of all overriding royalty revenue interests.” Please expand your disclosure to indicate the year-end prices you used in the estimation of your disclosed proved reserves.
Registrant’s Response:
We confirm that our prices used for the calculation of proved reserves are year-end single day spot prices, adjusted for contractual differentials. We respectfully propose to add the following disclosure to our future filings, but make no change to our previous filings: “Proved reserves are required to be calculated based on prices in effect at the applicable period end, adjusted for contractual differentials. The year-end base prices from which such adjustments were made as of December 31, 200x were $xx.xx for Nymex WTI oil and $x.xx for Nymex Henry Hub natural gas. After adjustments for regional basis differentials and contractual deductions, the weighted average year-end prices used to in the estimation of proved reserves were $xx.xx for oil and $x.xx for natural gas.” (Such disclosure would be modified pending adoption of new reserve pricing rules calling for the use of twelve month historical first of month average prices).
SEC Comment:
Notes, page F-7, Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
25.	The estimated future unit production costs in your 2008 standardized measure appears to be $1.05/MCFE (=$924.7 million/884.4 BCFE) which should include lease operating expense, production tax and applicable transportation costs as referenced above. Your historical 2008 unit production cost is at least $1.35 plus severance taxes and applicable transportation costs, estimated at $.48 and $.46, respectively. Please reconcile to us the differences — by line item — between your historical unit production costs and the projected unit costs in your standardized measure presentation.
Registrant’s Response:
We note your comment and confirm that our calculation of standardized measure includes each of the components you mentioned in your comment above. Transportation costs are included in standardized measure as a revenue deduction and are forecast to be $0.51/mcfe, closely comparable to our 2008 historical results of $0.46/mcfe. The projected unit production costs are $1.05/mcfe including lease operating expenses and severance taxes. Please refer to the table below for the reconciliation from the 2008 actual of $1.83/mcfe to the projected $1.05/mcfe.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

TOTAL LOE &
SEV TAX $/MCFE
TOTAL COMPANY — 2008 FINANCIAL STATEMENTS	$1.83
ADJUSTMENT FOR NON — ECONOMIC WELLS	(0.22)
VEGA AREA SALT WATER DISPOSAL ADJUSTMENT	(0.14)
SEV TAX ADJUSTMENT — NORMALIZE TO JAN 2009 PRICING	(0.23)
POST DRILL PROGRAM CONTRACTED SALT WATER DISPOSAL AT VEGA AREA	(0.18)
OTHER	(0.01)

TOTAL COMPANY — 2008 STANDARDIZED MEASURE	$1.05

ADJUSTMENT FOR NON-ECONOMIC WELLS — 2008 actuals include a significant number of producing properties that were not economic on 12/31/2008 using year-end pricing and thus not included in the year-end standardized measure. The unit production costs associated with these properties had the effect of increasing the 2008 actual cost by $0.22/mcfe.
VEGA AREA SALT WATER DISPOSAL ADJUSTMENT — Well completions in the Vega Field area require large volumes of produced water for fracture stimulation. During normal drilling operations most all of the produced water is used for fracture stimulations and there is no need for disposal. In 2008 the Vega area experienced reduced completion activities which are not representative of a normal drilling program. The standardized measure projections assume a normal drilling program during which salt water disposal costs are minimized. The unit production costs associated with this situation had the effect of increasing the 2008 actual cost by $0.14/mcfe.
SEV TAX ADJUSTMENT — NORMALIZE TO JAN 2009 PRICING — actual severance taxes during 2008 were based on significantly higher product prices than the year end prices used in the standardized measure. The unit production costs associated with 2008 actual prices were $0.23/mcfe higher than the unit production costs based on year end prices.
POST DRILL PROGRAM CONTRACTED SALT WATER DISPOSAL AT VEGA AREA — During 2008 Delta Petroleum contracted a water disposal process from a company specializing in water distillation. The terms of the contract provide a guarantee of water disposal costs not to exceed $4.33 per barrel. The Vega area actual water disposal cost during 2008 averaged approximately $8.00 per barrel. Based on this contract, the unit production costs associated water disposal in Vega are projected to be $0.18/mcfe less than the unit production costs incurred during 2008.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

SEC Comment:
Notes, page F-7, Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
26.	For your operated property production costs, please: affirm to us that you have included expenses you incurred performing activities similar to those for which you are proportionally reimbursed by the COPAS charges paid by your non-operating partners; or demonstrate to us that the impact of such expenses is not significant. If you cannot, please amend your document to include these cost components in your estimates of proved reserves and standardized measure.
Registrant’s Response:
We note your comment and affirm that we have included all field related general and administrative type charges in our operated property production costs for estimating proved reserves and standardized measure. However, we have not historically included COPAS-like expenses that are typically reimbursed by non-operating partners in our operated property production costs. The impact of inclusion of such expenses is not significant, representing less than 4% of estimated future production costs, less than 3% of future net cash flows, and less than 5% of the standardized measure for the year ended December 31, 2008. Further, if we were to include these expenses in our reserve calculations, there would be very little effect on the economic life of the well. As a result, reserve quantities would change less than 1% and thus neither depletion calculations nor impairment analyses would be effected by including these expenses in our reserve calculations. We estimated these expenses by analyzing the functions performed by each corporate office employee to determine the portion of their time spent on operated producing properties. Using actual salaries and benefits, net of third party COPAS recoveries on those operated properties, we were able to calculate the actual expenses attributable to operated producing properties. These costs were increased annually to reflect the increase in the number of operated wells, based on our current development plan. Since the omission of these expenses does not have a significant impact on our reserve disclosures, we respectfully propose no changes to previous filings.

Delta Petroleum Corporation
Response to Comment Letter
June 25, 2009

REGISTRANT’S CLOSING COMMENTS
We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have endeavored to provide you with everything requested. Should you find that we have omitted information you need or should you have additional questions or comments, please feel free to contact us. We respectfully request the opportunity to discuss our responses further with the staff if, following your review of the information and responses we have provided, you do not concur with our views.

Regards,
/s/ Kevin K. Nanke
Chief Financial Officer

Enclosures
CC:
Ronald R. Levine, II, Partner — Davis, Graham and Stubbs LLP (Outside Legal Counsel)
Rick Connor, Partner — KPMG LLP (Independent Audit Firm)
Allen Barron, Principal — RE Davis (Independent Reserve Engineers)